Exhibit 99.4

Maverix Metals Inc.

Request for Financial Statements

2020

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

TSX Trust Company

301 - 100 Adelaide Street West

Toronto ON M5H 4H1
or fax to 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

Please send me:	☐ Annual Financial Statements with MD&A
☐ Interim Financial Statements with MD&A

☐	Check this box if you wish to receive the selected financial statements electronically and print your email address below

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en

PLEASE PRINT

FIRST NAME		LAST NAME

ADDRESS OR E-MAIL ADDRESS

CITY	PROVINCE/ STATE	POSTAL/ ZIP CODE

COUNTRY

SIGNED:
(Signature of Shareholder)